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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                 NOTIFICATION OF REGISTRATION FILED PURSUANT TO
               SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:                                         The American Family Variable Account II
Address of Principal Business Office:         6000 American Parkway
                                              Madison, WI  53783-0001
Telephone Number:                             (800) 528-5433

Name and Address of Agent for Service of      James F. Eldridge, Esq.
Process:                                      American Family Life Insurance Company
                                              6000 American Parkway
                                              Madison, WI  53783-0001

Copies to:                                    Stephen E. Roth
                                              Sutherland Asbill & Brennan LLP
                                              1275 Pennsylvania Avenue, N.W.
                                              Washington, D.C. 20004-2415

Check Appropriate Box:                        Registrant is filing a Registration Statement pursuant
                                              to Section 8(b) of the Investment Company Act of 1940
                                              concurrently with the filing of Form N-8A:
                                              Yes [X] No [ ]

Item 1.       The American Family Variable Account II.

Item 2. Registrant was organized under the laws of the State of Wisconsin on August 7, 2000.

Item 3. Registrant is organized as a separate account of American Family Life Insurance Company.

Item 4.       Registrant is organized as a unit investment trust.

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Item 5.       Not applicable.

Item 6.       Not applicable.

Item 7.       Not applicable.

Item 8.

         (a) American Family Life Insurance Company, 6000 American Parkway, Madison, WI 53783-0001

         (b) The names and addresses of each officer and director of American Family Life Insurance Company are:

NAME AND PRINCIPAL BUSINESS ADDRESS            POSITION AND OFFICE WITH DEPOSITOR
Harvey Randall Pierce                          Chairman of the Board, and C.E.O.
David Ralph Anderson                           Director, President C.O.O.
James Francis Eldridge                         Director, Executive Vice President, Secretary
John Brent Johnson                             Director, Executive Vice President, Treasurer
Joseph William Tisserand                       Director, Vice President
Daniel Raymond DeSalvo                         Director
Daniel Robert Schultz                          Vice President, Controller
Thomas Syme King                               Vice President
William Joseph Smith                           Assistant Treasurer
James Walter Behrens                           Assistant Secretary

Principal business address is:  6000 American Parkway, Madison, Wisconsin 53783.

         (c)  Not applicable.

Item 9.

         (a)  No.

         (b)  Not applicable.

         (c)  Yes.

         (d)  No.

         (e)  Not applicable.

Item 10.      Zero.

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Item 11.      No.

Item 12.      Not Applicable.


                                      -3-
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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Madison and the State of Wisconsin on the 8th day of September, 2000.

[SEAL]                                      American Family Variable Account II


Attest:


/s/ James W. Behrens                  By: /s/  James F. Eldridge
------------------------------            --------------------------------------
James W. Behrens                          James F. Eldridge, Esq.
Assistant Secretary                       Executive Vice President and Secretary
American Family Life                      American Family Life
Insurance Company                         Insurance Company